Financial Statements And Independent Auditor's Report Pursuant to (Rule 17a-5(e)(3))

December 31, 2023

SC&H Capital Corporation

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68003

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SC&H Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

910 Ridgebrook Road
(No. and Street)

Sparks	MD	21152
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Roberson	410-998-1359	mroberson@schgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Smith Elliott Kearns & Company LLC
(Name – if individual, state last, first, and middle name)

19405 Emerald Square, Suite 1400	Hagerstown	MD	21742
(Address)	(City)	(State)	(Zip Code)

10/08/2003	266
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Roberson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SC&H Capital Corporation, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & CEO

Notary Public

TOBEY J. MATHIS
NOTARY PUBLIC - REG. # 129644
Commonwealth of Virginia
My Commission Expires 04/30/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
SC&H Capital Corporation
Sparks, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SC&H Capital Corporation (a Maryland corporation) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SC&H Capital Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SC&H Capital Corporation's management. Our responsibility is to express an opinion on SC&H Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SC&H Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital and Required Net Capital Under Rule 15c3-1 and Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition (here in referred to as supplemental information) has been subjected to audit procedures performed in conjunction with the audit of SC&H Capital Corporation's financial statements. The supplemental information is the responsibility of SC&H Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

We have served as SC&H Capital Corporation's auditor since 2008.

Hagerstown, Maryland
February 27, 2024

SC&H Capital Corporation

Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	89,630
Accounts receivable, net of allowance of $0		-
Other Assets		
Prepaid expenses		2,425
Deposits		87
Total Assets	$	92,142
Liabilities and Stockholder's Equity		
Liabilities-Accounts Payable		9,327
Due to Parent	$	37,502
Total Liabilities	$	46,829
Stockholder's Equity		
Common stock, par value $1.00, 100,000 shares authorized, 8,650 shares issued and outstanding	$	8,650
Paid in capital		1,599,475
Accumulated deficit		(1,562,812)
Total Stockholder's Equity		45,313
Total Liabilities and Stockholder's Equity	$	92,142

The accompanying notes are an integral part of this financial statement.

SC&H Capital Corporation

Statement of Operations
For the Year Ended December 31, 2023

Fee Income	$	-
Total Income		-
Expenses		
Salaries and payroll taxes		2,094
Other operating expenses		112,811
Total Expenses		114,905
Net Loss	$	(114,905)

The accompanying notes are an integral part of this financial statement.

SC&H Capital Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance at December 31, 2022	$ 8,650	$ 1,530,964	$ (1,447,907)	$ 91,707
Net Loss	-	-	(114,905)	(114,905)
Capital Contributions	-	68,511	-	68,511
Balance at December 31, 2023	$ 8,650	$ 1,599,475	$ (1,562,812)	$ 45,313

The accompanying notes are an integral part of this financial statement.

SC&H Capital Corporation

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows From Operating Activities		
Net loss	$	(114,905)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Other assets		2,171
Accounts Payable		9,327
Due to/from Parent		95,926
Net Cash Used in Operating Activities		(7,481)
Cash and Cash Equivalents, beginning of year		97,111
Cash and Cash Equivalents, end of year	$	89,630

The accompanying notes are an integral part of this financial statement.

Supplemental cash flow information:	
Noncash lnvesting and financing activities	
Forgiveness of payable to Parent Company	$68,511

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SC&H Capital Corporation (the Company) was incorporated in the State of Maryland and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SC&H Group, Inc. (the Parent).

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities until satisfaction of the related performance obligation or contract termination occurs.

Cash and Credit Risk

The Company defines cash equivalents as cash held in checking accounts.

Cash held in banks may at times be in excess of the Federal Deposit Insurance Corporation insurance limit and management considers those circumstances to be a normal business risk.

Accounts Receivable

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty days after they are billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts which are considered not collectable are written off as credit losses.

Income Taxes

The Company is a Qualified Sub-Chapter S-Corporation, thus income is passed through to the Parent. The Parent is an S-Corporation for Federal and State income tax purposes. In lieu of corporation income taxes, the stockholders of the S-Corporation are taxed on their proportionate share of the Company’s taxable income or loss. Therefore, no provision or liability for Federal or State income taxes has been provided in these financial statements.

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2023, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements. Generally, the tax years before 2020 are no longer subject to examination by Federal, State or local taxing authorities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% (1/15th) of aggregated indebtedness and that aggregate indebtedness shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2023, net capital is $42,801. and aggregate indebtedness is $46,829. Therefore, 6.67% of aggregate indebtedness, or $3,124, is less than $5,000 and the Company has excess net capital of $37,801. Additionally, the Company's aggregated indebtedness of $46,829 is less than the maximum allowed of $642,015 or 15 times net capital. As of December 31, 2023, the Company is in compliance with these rules.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. Certain personnel expenses are charged to the Company. During the year ended December 31, 2023, personnel costs of $2,094 were charged to the Company.

The Parent pays all indirect expenses of the Company, which are then reimbursed by the Company. The Company maintains an intercompany balance with the Parent and is responsible for settling all liabilities to the Parent for the Company's portion of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company maintains an operating cash account from which all direct expenses of the Company are paid. From time to time, the Company will advance cash to the Parent company.

At December 31, 2023, the Company owed $37,502 for reimbursement of various shared services. The payable is reported as "Due to Parent" in the Company's statement of financial condition and is expected to be paid in full in 2024.

During the year ended December 31,2023, the parent forgave $68,511 that was owed for various expenses. This was recognized as a capital contribution in the Statement of Changes in Stockholder's Equity for the year ended December 31, 2023.

4. CONTINGENCIES

The Company was established for the purposes of handling merger and acquisition advisory services requiring a registered broker-dealer. The Company's revenue stream can be inconsistent from time to time, as such, the Company has needed capital contributions from the Parent Company to meet operating cash flow and minimum net capital requirements. Management and the Parent Company's plans are to continue making these capital contributions as necessary to keep the broker-dealer active.

5. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to December 31, 2023 through February 27, 2024, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles, management has not identified any events that have occurred subsequent to December 31, 2023 and through February 27, 2024, that require recognition or disclosure in the financial statements.

SC&H Capital Corporation

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1
As of December 31, 2023

Net Capital		
Total Capital Funds	$	45,313
Deductions		
Non-allowable assets		(2,512)
Net Capital		42,801
Minimum Net Capital		5,000
Excess Net Capital	$	37,801
Total Aggregate Indebtedness	$	46,829
Ratio of Aggregate Indebtedness to Net Capital (maximum 15.00)		1.09

SC&H Capital Corporation
Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition
As of December 31, 2023

There were no differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited Focus Report Part IIA filed as of December 31, 2023.


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
SC&H Capital Corporation
Sparks, Maryland

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) SC&H Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which SC&H Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) ("exemption provisions") and (2) SC&H Capital Corporation stated that SC&H Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to traditional private placement transactions and mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SC&H Capital Corporation's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SC&H Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2024

SC&H Capital Corporation

Exemption Report
For the Year Ended December 31, 2023

SC&H Capital Corporation ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.
- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Matthew Roberson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Matthew Roberson
President
SC&H Capital Corporation